Edgar Lomax Value Fund


Change in Independent Accountant

On August 27, 1999, McGladrey & Pullen, LLP ("McGladrey") resigned as independent auditors of the Fund pursuant to an agreement by PricewaterhouseCoopers LLP ("PwC") to acquire McGladrey's investment company [ractice. The McGladrey partners and professionals serving the Fund at the time of the acquisition joined PwC.

The reports of McGladrey on the financial statements of the Fund during the prior fiscal year contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with its audit for the period from December 12, 1997 (commencement of operations) through October 31, 1998, there were no disagreements with McGladrey on any matter of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of McGladrey would have caused it to make reference to the subject matter of disagreement in connection with its report.

On September 10, 1999, the Fund, with the approval of its board of Trustees and its audit committee, engaged PwC as its independent auditors.


                                        /s/ McGladrey & Pullen, LLP